Mail Stop 3561


								May 23, 2006

Mr. Jan B. Packwood
President and Chief Executive Officer
IDACORP, Inc.
1221 W. Idaho Street
Boise, Idaho 83702-5627


		RE:	IDACORP, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2006 File No. 1-14465

			Idaho Power Company
			Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2006 File No. 1-3198


Dear Mr. Packwood:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for Fiscal Year Ended December 31, 2005

General

1. In future filings, please paginate all of your filed documents. Please refer to General Instruction B to Form 10-K and Exchange
Act
Rule 17 CFR 240.0-3.

Item 6. Selected Financial Data

2. In future filings, please revise to provide footnotes which explain how each of the ratios you have presented under the caption
Financial Statistics are computed.

Item 7. Management`s Discussion and Analysis

3. In future filings, please revise to provide a discussion of the other operating revenues and expenses of the unregulated businesses and the other segment.

Financial Statements

Consolidated Statement of Operations

4. In future filings, please disclose the components of other non-operating income and expenses in the notes to your financial statements.

Note 1. Summary of Significant Accounting Policies
Principles of Consolidation

5. Please tell us why the CSPP facilities and all four Ida West plants that sell 100% of their generation to IPC are not consolidated under FIN 46(R).  It appears that only one of the Ida West plants has
been consolidated.   Please refer to the criteria for determining
whether these entities are variable interest entities and whether you are the primary beneficiary in preparing your response. If you are not consolidating these entities because of the condition in paragraph 4(g) of FIN 46(R), whereby you are unable to obtain the information required to apply this Interpretation after exhaustive efforts, please provide in your response and disclose in future filings all of the additional disclosures required related to VIEs not consolidated.

Earnings Per Share

6. In future filings, please provide a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for each period for which a statement of operations has been provided. Please disclose how restricted shares are treated in computing earnings per share. Refer to FAS 128, paragraph 40.


Note 10. Benefit Plans

7. Please explain to us how you calculate the market related value of
plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose in future
filings how you determine this amount in accordance with paragraph
12
of APB 22.

Note 12. Segment Information

8. Please tell us and disclose in future filings the operating segments that are aggregated in the other segment. Please tell us why you believe aggregation of these segments is appropriate.
Refer
to the guidance in EITF 4-10.

Note 16. Investments

9. It appears that your investment in Bridger Coal Company is material to your results of operations. In future filings, please present summarized financial information required by paragraph 20(d)
of APB 18 or tell us why presentation of summarized financial information is not necessary.

Schedule II Consolidated Valuation and Qualifying Accounts

10. Please tell us and disclose in future filings how the credits to the provision for uncollectible accounts reflected in your Consolidated Statements of Cash Flows have been treated in Schedule
II.

Form 10-Q for the Quarterly Period Ended March 31, 2006

11. The comments above should be addressed in future filings on Form
10-Q to the extent applicable.

		As appropriate, please respond to these comments within
10
business days, or tell us when you will provide us with a response.
Please key your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Sondra Snyder at (202) 551-3332, or in her absence, William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3843 with any other questions.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief



Mr. Jan Packwood
IDACORP, Inc.
May 23, 2006
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